January 10, 2006

VIA FACSIMILE and EDGAR

Mr. Russell Mancuso,

    Branch Chief,

        Mail Stop 6010,

            Division of Corporation Finance,

                Securities and Exchange Commission,

                    100 F Street, N.E.

                        Washington, D.C. 20549

Re:	Responses to Comments on the Registration Statement on
Form F-3 filed by ChipMOS TECHNOLOGIES (Bermuda) LTD.
on December 9, 2005 (File No. 333-130230)

Dear Mr. Maucuso:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) today filed via EDGAR Amendment No. 1 to its Registration Statement on Form F-3 (File No. 333-130230) (the “Registration Statement”). This letter responds to your letter, dated December 29, 2005, relating to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the Registration Statement. We are also providing a courtesy hard copy of Amendment No. 1 to the Registration Statement, marked to reflect changes from the December 9 filing, to you and Mr. Donald C. Hunt for your convenience.

For your convenience, we have included the text of your comments in this response letter in italicized form and keyed our responses accordingly. All page references contained in this letter are to the pages of Amendment No. 1 to the Registration Statement in the form filed today with the Commission.

Form F-3

Mr. Russell Mancuso	-2-

Selling Shareholders, page 135

1.	Please demonstrate your compliance with Rule 430B(b)(2), and provide the disclosure required by Rule 430B(b)(2)(iii). Also, revise the fee table of your registration statement to allocate separately the fee for the secondary offering.

We acknowledge the Staff’s comment with respect to our compliance with Rule 430B(b)(2), and advise the Staff that the Company is eligible under Rule 430B(b)(2) to identify selling securities holders and the amounts of securities to be registered on behalf of each of them after effectiveness of the Registration Statement. The initial offering transaction of the securities, the resale of which are being registered on behalf of each of the selling securities holders, was completed in 2000 in connection with the formation of the Company where the selling securities holders acquired the common shares of the Company. Moreover, the securities were issued and outstanding prior to December 9, 2005, the original date of filing the Registration Statement. In addition, the Company is not and was not in the past three years a blank check company, a shell company or an issuer in an offering of penny stock.

In response to the Staff’s comment on providing the disclosure required by Rule 430B(b)(2)(iii), we have revised the disclosure on page 135 to identify the initial offering transaction in which the securities were sold to the unnamed selling security holders.

In response to the Staff’s comment on revising the fee table of the Registration Statement to allocate separately the fee for the primary and secondary offerings, we have revised the fee table on the cover page.

Exhibits

2.	We note your reference to an application for confidential treatment. We will provide any comments on your application separately. Comments on your application must be resolved and your application must be complete before we act on any request to accelerate the effective date of the pending registration statement.

The Staff’s comment is respectfully noted and we await receipt of comments, if any, that the Staff may have on our application for confidential treatment.

*    *    *    *    *

Mr. Russell Mancuso	-3-

If you have any questions or comments concerning the foregoing, please feel free to contact Michael G. DeSombre (telephone: 852-2826-8696; facsimile: 852-2522-2280) at Sullivan & Cromwell LLP in Hong Kong.

Very truly yours,

/s/ Shou-Kang Chen

Shou-Kang Chen

Chief Financial Officer

cc:	Donald C. Hunt
(The Securities and Exchange Commission)

Shih-Jye Cheng
Silvia Yu-Chiao Su
(ChipMOS TECHNOLOGIES (Bermuda) LTD.)

Michael G. DeSombre
Ling Yang
(Sullivan & Cromwell LLP)